January 13, 2025

Bracebridge Young
Chief Executive Officer
FTAC Emerald Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: FTAC Emerald Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed December 23, 2024
           File No. 333-282520
Dear Bracebridge Young:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4
Risk Factors
Risks Related to Bitcoin
A temporary or permanent blockchain "fork", page 62

1. We note your response to prior comment 2 and related disclosure. Please explain the basis for your determination that it will be the responsibility of the Bitcoin Service
       Providers to make any determination with respect to whether any forked assets are
          securities    within the meaning of Section 2(a)(1) of the Securities
Act and the
       implications under federal securities laws of any distribution thereof, including without limitation the nature of the contractual relationships between and/or among you, your customers, and the Bitcoin Service Providers. Please further revise to
 January 13, 2025
Page 2

       disclose the risks to and liabilities of the Bitcoin Service Providers and/or
       Fold relating to such determination, and describe in greater detail the steps that Fold will take to ensure that any actions are in compliance with federal securities laws.
Information About Fold
Our Products and Services
Custody & Trading, page 192

2. We note your response to prior comment 5. Please revise your disclosure to specify which applicable state banking, payments or trust laws the Bitcoin Service Providers are qualified under, to custody digital assets.
How Fold Users Access Fold Products and Services, page 193

3. We note your response to prior comment 6 and re-issue in part. We also note your revised disclosure that "[t]he custodial partners then process the trade using their own technology and liquidity partners." Please revise to confirm whether the "custodial partners" are the Bitcoin Service Providers and if not, the identities of these custodial partners, identify the bitcoin exchanges and liquidity partners through which your customers' purchase and sale transactions are conducted, including step-by-step descriptions of the process and timing for buying and selling bitcoin via the exchanges and liquidity partners, and how and when the exchange rates for these transactions are determined. Please also reconcile your statement here that "[a]ll funds deposited to, spent on, or withdrawn from the Fold Card are in USD," with your statement on page
       212 that "[i]n October 2024 [you] added the ability for eligible users to deposit bitcoin into Fold."
       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Lulu Cheng at 202-551-3811 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Derick Kauffman